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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e) (1) of the Securities Exchange Act of 1934)

                         EVERFLOW EASTERN PARTNERS, L.P.
                                (Name of Issuer)

                         EVERFLOW EASTERN PARTNERS, L.P.
                        (Name of Person Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 Not Applicable
                      (CUSIP Number of Class of Securities)

                           Thomas L. Korner, President
                         Everflow Eastern Partners, L.P.
                              585 West Main Street
                              Canfield, Ohio 44406
                                  (330)533-2692
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:

                            Michael D. Phillips, Esq.
                          Calfee, Halter & Griswold LLP
                         1400 McDonald Investment Center
                               800 Superior Avenue
                              Cleveland, Ohio 44114
                                  (216)622-8200

                                 April 30, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

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      Transaction Valuation: 617,254 Units of             Amount of Filing Fee
  Limited Partnership Interest at $ 5.79 per Unit             $ 715.00
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   [ ]   Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

         Amount Previously Paid: ________________________ Not Applicable Form of Registration No.: ______________________ Not Applicable Filing Party: __________________________________ Not Applicable
         Date Filed: ____________________________________   Not Applicable

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Item 1. Security and Issuer.
----------------------------

                  (a) The issuer of the securities to which this statement relates is Everflow Eastern Partners, L.P., a Delaware limited partnership (the "Company"). The Company's principal executive offices are located at 585 West Main Street, Canfield, Ohio 44406.

                  (b) The securities being sought are up to 617,254 units of limited partnership interest (the "Units"), at a price of $5.79 per Unit, net to the Sellers in cash (the "Purchase Price"). In its Offer to Purchase dated April 30, 1999 (the "Offer"), the Company has reserved the right to purchase more than 617,254 Units, but has no current intention of doing so. Reference is hereby made to the Introduction of the Company's Offer to Purchase, which Introduction is incorporated herein by reference.

                  (c) There is currently no established trading market for the Units. Reference is hereby made to Section 7, "Price Range of Units; Cash Distribution Policy," which Section is incorporated herein by reference.

                  (d) Not applicable.

Item 2. Source and Amount of Funds or Other Consideration.
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                  (a) The total amount of funds required by the Company to
consummate the transaction and purchase 617,254 Units, pursuant to the Offer, and to pay related fees and expenses, is estimated to be $3,600,000. Reference is hereby made to Section 9, "Source and Amount of Funds," which Section is incorporated herein by reference.

                  (b) The Company intends to borrow from its existing credit facility the funds required to purchase any Units tendered pursuant to the Offer.

                           (1) The funds required to purchase tendered Units are
                  expected to be available from borrowings under the Company's existing loan agreement. The amount of availability under the Company's credit facility is sufficient to fund the purchase of 617,254 Units. The existing credit facility, entered into in May 1998, provides for a line of credit in the amount of $7,000,000, all of which is available. The facility provides for interest payable quarterly at LIBOR plus 175 basis points with the principal due at maturity, May 31, 1999. The Company anticipates renewing the facility on a year-to-year basis to minimize debt origination, carrying and interest costs associated with long-term bank commitments. Borrowings under the facility are unsecured. The loan agreement contains restrictive covenants requiring the Company to maintain: loan balance not to exceed the borrowing base of $7,000,000; tangible net worth of at least $40,000,000; a total debt to tangible net worth ratio of not more than 0.5 to 1.0. In addition, there are restrictions on mergers, sales and acquisitions, the incurrence of additional debt and the pledge or mortgage of the Company's assets.


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                           (2) The Company has no current plans to repay any
                  such borrowings from any outside sources. The Company will repay bank debt out of available cash flows generated from normal operating activities.

                  Reference is hereby made to Section 9, "Source and Amount of Funds," and Section 10, "Certain Information About the Company; Historical and Pro Forma Financial Information," which Sections are incorporated herein by reference.

Item 3. Purpose of the Tender Offer and Plans or Proposals of Issuer or
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Affiliate.
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                  Reference is hereby made to the Introduction, Section 1,
"Background and Purposes of the Offer," Section 5, "Purchase of Units; Payment of Purchase Price," Section 6, "Certain Conditions of the Offer," and Section 10, "Certain Information About the Company; Historical and Pro Forma Financial Information," of the Offer to Purchase, which Introduction and Sections are incorporated herein by reference.

                  (a) None.

                  (b) None.

                  (c) None.

                  (d) None.

                  (e) Reference is hereby made to Section 7, "Price Range of Units; Cash Distribution Policy," Section 8, "Effects of the Offer," Section 9, "Source and Amount of Funds," and Section 10, "Certain Information About the Company; Historical and Pro Forma Financial Information," of the Offer to Purchase, which Sections are incorporated herein by reference.

                  (f) None.

                  (g) None.

                  (h) None.

                  (i) None.

                  (j) Not applicable.

Item 4. Interest in Securities of the Issuer.
---------------------------------------------

                  Reference is hereby made to Section 12, "Transactions and Arrangements Concerning Units," of the Offer to Purchase, which Section is incorporated herein by reference.

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Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to
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the Issuer's Securities.
------------------------


                  Reference is hereby made to the Introduction, Section 1, "Background and Purposes of the Offer," and Section 12, "Transactions and Arrangements Concerning Units," of the Offer to Purchase, which Introduction and Sections are incorporated herein by reference.

Item 6. Persons Retained, Employed or to be Compensated.
--------------------------------------------------------

                  Not applicable.

Item 7. Financial Information.
------------------------------

                  (a) Reference is hereby made to Section 10, "Certain Information about the Company; Historical and Pro Forma Financial Information," of the Offer to Purchase, which Section is incorporated herein by reference.

                  (b) Reference is hereby made to Section 10, "Certain Information About the Company; Historical and Pro Forma Financial Information," of the Offer to Purchase, which Section is incorporated herein by reference.

Item 8.  Additional Information.
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                  (a) Reference is hereby made to Section 10, "Certain
Information About the Company; Historical and Pro Forma Financial Information,"
Section 12, "Transactions and Arrangements Concerning Units," of the Offer to Purchase, which Sections are incorporated herein by reference.

                  (b) None.

                  (c) Not applicable.

                  (d) Not applicable.

                  (e) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, forms of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, and are incorporated in their entirety herein by reference.




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Item 9. Material to be Filed as Exhibits.
-----------------------------------------

                  (a)(1)   Form of Offer to Purchase, dated April 30, 1999
                  (a)(2)   Form of Letter of Transmittal
                  (a)(3) Form of 1998 Annual Report Newsletter to Unitholders, dated April 30, 1999
                  (a)(4) Annual Financial Statements of the Company and Management's Discussion and Analysis of Financial Condition and Results of Operations(3)
                  (a)(5)   Form of letter prepared by Wright & Company, Inc.
                  (b)(1) Loan Modification Agreement dated May 29, 1998 between Bank One, N.A., Bank One, Texas, N.A. and Everflow Eastern, Inc. and Everflow Eastern Partners, L.P. (2)
                  (c)(1) Amended and Restated Agreement of Limited Partnership of the Company, dated as of February 15, 1991(1)
                  (c)(2) General Partnership Agreement of Everflow Management Company(1)
                  (c)(3) Close Corporation Agreement of Everflow Management Corporation(1)
                  (d)      Not applicable.
                  (e)      Not applicable.
                  (f)      Not applicable.
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(1)  Incorporated herein by reference to the Company's Schedule 13E-4 filing dated April 30, 1992. Items not mailed to Unitholders.
(2) Incorporated herein by reference to the Company's Form 10-Q filing for the quarter ended June 30, 1998. Item not mailed to Unitholders.
(3) Incorporated herein by reference to the Company's Form 10-K filing for the year ended December 31, 1998. Items mailed to Unitholders.




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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 29, 1999                EVERFLOW EASTERN PARTNERS, L.P.

                                       By:  EVERFLOW MANAGEMENT LIMITED, LLC
                                              General Partner

                                       By:  EVERFLOW MANAGEMENT CORPORATION
                                              Managing Member


                                       By:  /s/ William A. Siskovic
                                            ----------------------------------
                                                William A. Siskovic
                                                Vice President and Treasurer



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                                    EXHIBITS


Exhibit
Number                                  Description
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(a)(1)                Form of Offer to Purchase, dated April 30, 1999
(a)(2)                Form of Letter of Transmittal
(a)(3) Form of 1998 Annual Report Newsletter to Unitholders, dated April 30, 1999
(a)(4) Annual Financial Statements of the Company and Management's Discussion and Analysis of Financial Condition and Results of Operations(3)
(a)(5)                Form of letter prepared by Wright & Company, Inc.
(b)(1) Loan Modification Agreement dated May 29, 1998 between Bank One, N.A., Bank One, Texas, N.A. and Everflow Eastern, Inc. and Everflow Eastern Partners, L.P. (2)
(c)(1) Amended and Restated Agreement of Limited Partnership of the Company, dated as of February 15, 1991(1)
(c)(2)                General Partnership Agreement of Everflow Management
                      Company(1)
(c)(3)                Close Corporation Agreement of Everflow Management
                      Corporation(1)
(d)                   Not applicable.
(e)                   Not applicable.
(f)                   Not applicable.

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(1)  Incorporated herein by reference to the Company's Schedule 13E-4 filing dated April 30, 1992. Items not mailed to Unitholders.
(2) Incorporated herein by reference to the Company's Form 10-Q filing for the quarter ended June 30, 1998. Item not mailed to Unitholders.
(3) Incorporated herein by reference to the Company's Form 10-K filing for the year ended December 31, 1998. Items mailed to Unitholders.


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